 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K ☐Form 20-F ☐Form 11-K  ☒Form 10-Q ☐Form N-SAR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________
SEC FILE NUMBER 000-32231 CUSIP NUMBER 97550R 100

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION Winsonic Digital Media Group, Ltd.
Full Name of Registrant
Former Name if Applicable 101 Marietta Street, Suite 2600
Address of Principal Executive Office (Street and Number) Atlanta, Georgia 30303
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Although management has worked diligently to complete and file in a timely manner the Registrant’s Form 10-QSB for the relevant fiscal quarter, due to recent changes in the Registrant’s finance department and the fact that the Registrant’s auditors have not completed their review of the unaudited financial statements for the period ended June 30, 2006, the Form 10-QSB could not be filed within the prescribed time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Winston Johnson	(404)	230-5705
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐Yes ☒ No

Form 10-QSB for the quarter ended March 31, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WINSONIC DIGITAL MEDIA GROUP, LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2006	By:	/s/ Winston Johnson Winston Johnson Chief Executive Officer